OMB APPROVAL

OMB Number:	3235-0145
Expires:	December 31, 2005
Estimated average burden hours per response	. . . . . . . . . . . . . . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

NUTRACEA
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
67060N204
(CUSIP Number)

The RiceX Company
Todd C. Crow, Chief Financial Officer
1241 Hawk's Flight Court
El Dorado Hills, California 95762
(916) 933-3000

with a copy to:

Richard W. Lasater II
Foley & Lardner LLP
2029 Century Park East, 35th Floor
Los Angeles, California 90067-3021
(310) 277-2223

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 4, 2005
(Date of Event Which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 67060N204	13D	Page 3 of 10 Pages

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) The RiceX Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *	(a) [ ] (b) [ ]
3		SEC USE ONLY
4		SOURCE OF FUNDS * OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[ ]
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES	7	SOLE VOTING POWER 53,095
BENEFICIALLY OWNED	8	SHARED VOTING POWER 17,507,638 (1)
BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 53,095
PERSON WITH:	10	SHARED DISPOSITIVE POWER 0

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,560,733 (2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *	[ ]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.27% (3)
14		TYPE OF REPORTING PERSON * CO

CUSIP No. 67060N204	13D	Page 4 of 10 Pages

(1) Beneficial ownership of the NutraCea Common Stock referenced in Row 8 of the cover page is being reported hereon solely because the reporting person may be deemed to have beneficial ownership of such shares as a result of the Voting Agreements described in Item 6 hereof. The number of shares which may be deemed to be beneficially owned by the reporting person as a result of the Voting Agreements described in Item 6 hereof is comprised of an aggregate of 9,005,265 shares presently owned by the stockholders who are parties to the Voting Agreements and 8,502,373 shares subject to acquisition by such stockholders within 60 days upon the exercise of outstanding warrants or options.
(2) Comprised of 53,095 shares actually beneficially owned by the reporting person and 17,507,638 shares which may be deemed to be beneficially owned by the reporting person as a result of the Voting Agreements described in Item 6 hereof.
(3)     Percentage ownership calculation is based upon 36,214,611 shares of NutraCea Common Stock outstanding as of March 30, 2005, plus an aggregate of 8,502,373 shares subject to acquisition by the stockholders who are parties to the Voting Agreements within 60 days upon the exercise of outstanding warrants and options.

CUSIP No. 67060N204	13D	Page 5 of 10 Pages

Item 1.	Security and Issuer.

        The class of equity securities to which this Schedule 13D relates is the common stock, no par value (the “NutraCea Common Stock”), of NutraCea, a California corporation (“NutraCea”). The principal executive offices of NutraCea are located at 1261 Hawk’s Flight Court, El Dorado Hills, California 95762.

Item 2.	Identity and Background.

        This Schedule 13D is filed by The RiceX Company, a Delaware corporation (“RiceX”). The address of the principal business and the principal office of RiceX is 1241 Hawk’s Flight Court, El Dorado Hills, California 95762. RiceX’s principal business is the development, production and sale of nutritional food products, including stabilized rice bran.

        Attached hereto as Exhibit 1 is a list of all executive officers and directors of RiceX, including the principal business address, the principal occupation or employment and the citizenship of each such person.

        During the five years prior to the date hereof, none of RiceX nor, to the best of its knowledge, any executive officer or director of RiceX: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

        On April 4, 2005, NutraCea and RiceX entered into an Agreement and Plan of Merger and Reorganization, dated as of April 4, 2005 (the “Merger Agreement”), by and among NutraCea, Red Acquisition Corporation, a wholly-owned subsidiary of NutraCea (“Merger Sub”), and RiceX, pursuant to which Merger Sub will merge with and into RiceX (the “Merger”), with RiceX as the surviving corporation (the “Surviving Corporation”). As a result of the Merger, RiceX will become a wholly-owned subsidiary of NutraCea.

        Simultaneously with the execution of the Merger Agreement, on April 4, 2005, three of NutraCea’s stockholders (Margie Adelman, Bradley Edson and Patricia McPeak) (the “Stockholders”) each entered into Voting Agreements with RiceX (the “Voting Agreements”). Pursuant to the Voting Agreements, each Stockholder has agreed to vote the shares of NutraCea Common Stock owned by such Stockholder in favor of the Merger, the Merger Agreement and the transactions contemplated thereby (as more fully described in Item 6 below).

        The descriptions of the Merger Agreement and the Voting Agreements contained in this Schedule 13D are qualified in their entirety by reference to such agreements, a copy or form of which appear as Exhibit 2 and Exhibit 3 hereto, respectively.

Item 4.	Purpose of Transaction.

        The purpose of the Voting Agreements is to facilitate the adoption of the Merger Agreement by the stockholders of NutraCea.

        At the effective time of the Merger, the holders of shares of common stock of RiceX (“RiceX Common Stock”) will receive shares of NutraCea Common Stock in exchange for their shares of RiceX Common Stock, and NutraCea will assume certain of the outstanding options and warrants to purchase RiceX Common Stock.

CUSIP No. 67060N204	13D	Page 6 of 10 Pages

        Pursuant to the Merger Agreement, the Certificate of Incorporation of Merger Sub, as in effect immediately prior to the consummation of the Merger, will be the Certificate of Incorporation of the Surviving Corporation; provided, however, that the name of the Surviving Corporation as set forth in such Certificate of Incorporation will be changed to “The RiceX Company”. The Bylaws of Merger Sub, as in effect immediately prior to the consummation of the Merger, will be the Bylaws of the Surviving Corporation.

        The Merger Agreement provides that the initial directors of the Surviving Corporation will consist of: (i) 1 director designated by NutraCea; (ii) 1 director designated by RiceX; and (iii) 1 director mutually designated by NutraCea and RiceX. The Merger Agreement and the transactions contemplated thereby have been approved by the boards of directors of both NutraCea and RiceX; however, the transactions contemplated thereby are subject to: (i) the approval of the respective stockholders of RiceX and NutraCea; (ii) the expiration or termination of any applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) a determination of the fairness of the terms and conditions of the Merger at a hearing before the Commissioner of Corporations for the State of California; (iv) holders of no more than 17% of the outstanding shares of NutraCea Common Stock having exercised dissenters’ rights with respect to approval of the Merger; (v) holders of no more than 5% of the outstanding shares of RiceX Common Stock having exercised dissenters’ rights with respect to approval of the Merger; and (vi) other customary closing conditions, as more fully set forth in the Merger Agreement.

        Except as indicated in this Schedule 13D or the exhibits hereto, RiceX currently has no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

        (a)     RiceX is or may be deemed to be the beneficial owner of an aggregate of 17,560,733 shares of NutraCea Common Stock, or 39.27% of the issued and outstanding shares of NutraCea Common Stock outstanding as of March 30, 2005. Such 17,560,733 shares are comprised of 53,095 shares of which RiceX is the actual beneficial owner, and an additional 17,507,638 shares beneficially owned by the Stockholders which RiceX may be deemed to beneficially own as a result of entering into the Voting Agreements. Of the 17,507,638 shares of NutraCea Common Stock beneficially owned by the Stockholders, 9,005,265 shares are presently owned by such Stockholders and 8,502,373 shares are subject to acquisition by such Stockholders within 60 days upon the exercise of outstanding warrants and options. The percentage ownership calculation set forth in this paragraph is based upon 36,214,611 shares of NutraCea Common Stock outstanding as of March 30, 2005, plus an aggregate of 8,502,373 shares subject to acquisition by the Stockholders within 60 days of March 30, 2005 upon the exercise of outstanding warrants and options.

        Daniel L. McPeak, Sr., the Chairman of the Board of RiceX, may be deemed to be the beneficial owner of 9,434,216 shares of NutraCea Common Stock owned by Patricia McPeak (one of the Stockholders and the Chairman of the Board and Chief Executive Officer of NutraCea), or 24.69% of the issued and outstanding shares of NutraCea Common Stock as of March 30, 2005. Such 9,434,216 shares are comprised of 7,431,843 shares presently owned by Ms. McPeak, and 2,002,373 shares subject to acquisition by Ms. McPeak within 60 days upon the exercise of outstanding warrants and options. The percentage ownership calculation set forth in this paragraph is based upon 36,214,611 shares of NutraCea Common Stock outstanding as of March 30, 2005, plus an aggregate of 8,502,373 shares subject to acquisition by Ms. McPeak within 60 days upon the exercise of outstanding warrants and options.

        Except as set forth in this Schedule 13D, none of RiceX, nor, to its best knowledge, any executive officer or director of RiceX, is the “beneficial owner” of any shares of NutraCea Common Stock, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

        (b)     Please see Rows 7 through 10 of the cover page to this Schedule 13D.

CUSIP No. 67060N204	13D	Page 7 of 10 Pages

        (c)     Neither RiceX, nor, to the best of its knowledge, any executive officer or director thereof, has engaged in any transaction in NutraCea Common Stock during the 60 day period immediately preceding the date hereof except as described herein.

        (d) and (e)     Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        On April 4, 2005, NutraCea, RiceX and Merger Sub entered into the Merger Agreement, as more fully described in Item 4 above.

        Also on April 4, 2005, RiceX entered into the Voting Agreements with the Stockholders. Under the terms of the Voting Agreements, each Stockholder has agreed to vote their shares of NutraCea Common Stock: (i) in favor of approval of the Merger and the adoption and approval of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement and such Stockholder’s Proxy (as defined below) and any action required in furtherance thereof; (ii) in favor of any matter that could reasonably be expected to facilitate the Merger; (iii) against approval of any proposal made in opposition to, or in competition with, consummation of the Merger or the transactions contemplated by the Merger Agreement; and (iv) in favor of waiving any notice that may have been or may be required relating to any reorganization of NutraCea or any subsidiary of NutraCea, any reclassification or recapitalization of the capital stock of NutraCea or any subsidiary of NutraCea, any sale of assets, change of control, or acquisition of NutraCea or any subsidiary of NutraCea by any other person, or any consolidation or merger of NutraCea or any subsidiary of NutraCea with or into any other person (collectively, the “Voting Matters”).

        In connection with the Voting Agreements, on April 4, 2005, each Stockholder executed an irrevocable proxy in favor of RiceX (each a “Proxy”, and together, the “Proxies”). Pursuant to the Proxies, each Stockholder has granted to certain officers of RiceX the power to vote and exercise all voting and related rights, in connection with the Voting Matters, with respect to all of the shares of capital stock of NutraCea that are now or hereafter may be beneficially owned by such Stockholder, until the Expiration Date (as defined in the Proxies). The foregoing description of the Proxies is qualified in its entirety by reference to such Proxies, the form of which appears as Exhibit 4 hereto.

        Additionally, on April 4, 2005, all of RiceX’s directors and three of RiceX’s executive officers (Todd C. Crow, James C. Lintzenich, Ike E. Lynch, Kirit S. Kamdar, Edward L. McMillan, Daniel L. McPeak, Jr., Daniel L. McPeak, Sr. and Steven W. Saunders (collectively, the “RiceX Affiliates”) entered into Affiliate Agreements with NutraCea. Pursuant to the Affiliate Agreements, the RiceX Affiliates have agreed to certain restrictions on the sale by such RiceX Affiliates of NutraCea Common Stock, which may be received by such persons in connection with the Merger. The foregoing description of the Affiliate Agreements is qualified in its entirety by reference to such Affiliate Agreements, the form of which appears as Exhibit 5 hereto.

        Except as described in this Schedule 13D, none of RiceX, nor, to the best of its knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of NutraCea.

CUSIP No. 67060N204	13D	Page 8 of 10 Pages

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 1	Information Concerning Executive Officers and Directors of RiceX (filed herewith).
Exhibit 2	Agreement and Plan of Merger and Reorganization, dated as of April 4, 2005, by and among NutraCea, Red Acquisition Corporation and RiceX (incorporated by reference to the Current Report on Form 8-K filed by RiceX on April 4, 2005).
Exhibit 3	Form of Voting Agreement dated as of April 4, 2005 between each Stockholder and RiceX (incorporated by reference to the Current Report on Form 8-K filed by RiceX on April 4, 2005).
Exhibit 4	Form of Irrevocable Proxy dated as of April 4, 2005 executed by each Stockholder in favor of RiceX (included as an exhibit to Exhibit “3” to this Schedule 13D).
Exhibit 5	Form of Affiliate Agreement dated as of April 4, 2005 between each RiceX Affiliate and RiceX (incorporated by reference to the Current Report on Form 8-K filed by RiceX on April 4, 2005).

CUSIP No. 67060N204	13D	Page 9 of 10 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2005

THE RICEX COMPANY

By:  /s/ Todd C. Crow
Name:  Todd C. Crow
Title:  Vice President, Finance and Chief Financial Officer

CUSIP No. 67060N204	13D	Page 10 of 10 Pages

EXHIBIT INDEX

Exhibit 1	Information Concerning Executive Officers and Directors of RiceX (filed herewith).

Exhibit 2	Agreement and Plan of Merger and Reorganization, dated as of April 4, 2005, by and among NutraCea, Red Acquisition Corporation and RiceX (incorporated by reference to the Current Report on Form 8-K filed by RiceX on April 4, 2005).

Exhibit 3	Form of Voting Agreement dated as of April 4, 2005 between each Stockholder and RiceX (incorporated by reference to the Current Report on Form 8-K filed by RiceX on April 4, 2005).

Exhibit 4	Form of Irrevocable Proxy dated as of April 4, 2005 executed by each Stockholder in favor of RiceX (included as an exhibit to Exhibit “3” to this Schedule 13D).

Exhibit 5	Form of Affiliate Agreement dated as of April 4, 2005 between each RiceX Affiliate and RiceX (incorporated by reference to the Current Report on Form 8-K filed by RiceX on April 4, 2005).

EXHIBIT 1

Information Concerning the Executive Officers and Directors of RiceX

        The following table sets forth the name, position and present principal occupation of each director and executive officer of RiceX. Each person’s business address is 1241 Hawk’s Flight Court, El Dorado Hills, California 95762. Each of the persons identified below is a citizen of the United States of America.

Name	Position and Present Principal Occupation
Daniel L. McPeak, Sr.	Chairman of the Board and Class III Director
Ike E. Lynch	Chief Executive Officer and Vice President International Business Development
Kirit S. Kamdar	Class I Director
Chairman of the Board and Chief Executive Officer of Kamflex Corporation
Steven W. Saunders	Class I Director
President of Saunders Construction, Inc., and President of Warwick Corporation
James C. Lintzenich	Class II Director
Director of AdminaStar Federal, Inc.
Edward L. McMillan	Class III Director
Owner and Manager of McMillan LLC
Director of Balchem, Inc.
Director of Durvet, Inc.
Director of Newco Enterprises, Inc.
Director of CHB LLC
Director of Hintzsche, Inc.
Todd C. Crow	Vice President Finance and Chief Financial Officer
Daniel L. McPeak, Jr.	Vice President and General Manager

Exhibit 1-1